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August 14, 2009

Scott M. Anderegg
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 30, 2009
Form 8-K
Filed August 4, 2009
Form 8-K
Filed August 11, 2009
File No. 1-33564

Dear Mr. Anderegg:

On behalf of MMC Energy, Inc. (the “Company”), we hereby submit to you Amendment No. 3 to the Company’s above referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”), reflecting changes made in response to the Staff’s comment letter dated August 13, 2009.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company.  Each numbered paragraph corresponds to the numbered paragraphs of the August 13, 2009 comment letter, followed by the Company’s responses to the Staff’s comments.

General

1.
We note your current report on Form 8-K that was filed on August 4, 2009, in which you disclose that you have entered into an amendment providing for the extention of the maturity date of your loan facility with GE Energy Financial Services from July 31, 2009 to August 14, 2009. Also, we note your current report on Form 8-K that was field on August 11, 2009, in which you discuss the sale of your two remaining General Electric LM6000PC Sprint turbines in an all-cash transaction for an aggregate purchase price of $26.65 million. Please update the disclosure throughout your preliminary proxy statement, as appropriate, to discuss how these actions impact the matters you are asking shareholders to vote on in the proxy statement.

Response:  The Company has revised its disclosure in the Amended Proxy in accordance with the Staff’s comments.

The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Scott M. Anderegg
August 14, 2009
Page Two

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

A letter from the Company acknowledging the foregoing is included with this correspondence.

Scott M. Anderegg
August 14, 2009
Page Three

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831 or Tony Saur at (212) 335-4688.

Very truly yours,

/s/ John E. Depke

John E. Depke

cc:	H. Christopher Owings John Fieldsend Michael Hamilton Denis Gagnon Tony Saur Michelle Pironti

August 14, 2009

Scott M. Anderegg
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 30, 2009
File No. 1-33564

Dear Mr. Anderegg:

In response to the August 13, 2009 comments raised by the Staff of the Securities and Exchange Commission concerning MMC Energy, Inc.’s (the “Company”) above referenced Revised Preliminary Proxy Statement on Schedule 14A, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Very truly yours, MMC Energy, Inc. /s/ Denis Gagnon Denis Gagnon Chief Financial Officer